April 26, 2005



Mail Stop 03-06

Mr. Phillip L. McStotts
Chief Financial Officer
ZEVEX International, Inc.
4314 ZEVEX Park Lane
Salt Lake City, UT 84123


      Re:	ZEVEX International, Inc.
Form 10-K for the Year Ended December 31, 2004 and Related Filings
		File No. 001-12965

Dear Mr. McStotts:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Year Ended December 31, 2004

Item 9A. Controls and Procedures

1. We note your disclosure that "Based on that evaluation, and subject to the limitations noted below, our management concluded that our disclosure controls and procedures are effective to ensure that material information about us and our subsidiaries is made known to management by others in our company on a timely basis for preparation of our periodic reports...we note that controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of controls and procedures are met." Please address the following comments:

a) By stating that your conclusion is "subject to the limitations noted below," it does not appear that your management has reached an unqualified conclusion that your controls and procedures are effective. Please revise your disclosure in future filings to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.

b) The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e)
of the Exchange Act. Please revise future filings to limit your conclusion to state simply whether the disclosure controls and procedures were effective. However, if you elect to retain qualifying language in your disclosure, revise so that the language is fully consistent with the definition of disclosure controls and procedures contained in Rule 13a-15(e).

c) Revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

2. We note your disclosure that "there have been no significant changes in our internal control over financial reporting during the fourth quarter of 2004 or in other factors that could significantly affect those controls." Revise future filings to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting. Refer to
Item 308(c) of Regulation S-K.

Consolidated Statements of Operations

3. We note in Note 2 that you completed the sale of the Physical Evaluation segment on December 31, 2003 and recorded a non-operating loss of $4.7 million in the fourth quarter of 2003 on the disposal.
It appears that you sold the business, JTech Medical Industries, Inc., to the previous owner, Leonard C. Smith, a former employee, officer and director of ZEVEX. Additionally, we note that you did not report the operations of the segment as a discontinued operation.
Please tell us and disclose in future filings the following about the transaction:

a) Discuss whether you have significant continuing involvement in the business as defined in EITF 03-13 and paragraph 42 of SFAS 144.

b) How you determined the value of the purchase price to be paid by
Mr. Smith.

c) When management made the decision to dispose of the business.

d) Why no impairment charge was required prior to the date of sale.

e) Why you believe your presentation of the loss as non-operating is appropriate. Refer to paragraph 45 of SFAS 144.

Note 1. Description of Organization and Business and Summary of
Significant Accounting Policies

Revenue Recognition

4. We note that certain of your foreign sales are made through distributors, including Nestle. We also note that in fiscal 2004 you entered into strategic agreements with Numico, from which you expect
to receive $3.5 million in revenue in fiscal 2005 and more than
$7.0
million in revenue in the following years. Please tell us and revise future filings to disclose your revenue recognition policy regarding sales to Nestle, Numico and any other distributors. Discuss any post-shipment obligations relating to these sales, including right of return, price protection, volume pricing rebates and stock rotation rights. Cite the accounting guidance in which you placed reliance.


* * * * *
      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tom Dyer, Staff Accountant, at (202) 824-
5564,
Kevin Vaughn, Reviewing Accountant, at (202) 824-5387 or me at
(202)
942-7903 if you have any questions.

							Sincerely,


							Michele Gohlke
							Branch Chief

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Mr. Phillip L. McStotts
ZEVEX International, Inc.
April 26, 2005
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